CHICAGO PRESS LUNCHEON William Brodsky, Chairman and CEO Edward Tilly, Executive Vice Chairman Tuesday, January 5, 2010 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a press luncheon held on January 5, 2010.

2009: CBOE Volume TOTAL EXCHANGE ANNUAL VOLUME In Millions TOTAL EQUITY OPTIONS ANNUAL VOLUME In Millions TOTAL INDEX OPTIONS ANNUAL VOLUME In Millions TOTAL ETF OPTIONS ANNUAL VOLUME In Millions 326 307 268 284 361 468 675 944 1,193 1,134 0 100 200 300 400 500 600 700 800 900 1000 1100 1200 1300 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 1 22 30 41 51 77 126 213 330 277 0 50 100 150 200 250 300 350 00 01 02 03 04 05 06 07 08 09 279 233 173 173 224 276 391 501 604 634 0 100 200 300 400 500 600 700 00 01 02 03 04 05 06 07 08 09

2009: Market Share 91% 5% 2% 1% Equity Options 28% 29% 19% 12% 3% 7% 2% ETF Options 26% 26% 16% 14% 7% 6% 5% Index Options Total Industry Volume 31.4% 26.6% 16.8% 11.7% 6.9% 3.8% 2.9% CBOE ISE PHLX NYSE/Arca NYSE/Amex BOX NOM

CBOE Futures Exchange (CFE) Total volume of 1,155,318 contracts, down 0.5% from record 2008. ADV of 4,585 unchanged from 4,589 in 2008. Highlights: Seven consecutive months of ADV gains over previous month (May through November) Three of CFE’s top five busiest months ever occurred in 2009 (September, October and November) 4Q was busiest in CFE history (513,607 contracts) ADV monthly record in November (9,228 contracts) CBOE Stock Exchange (CBSX) Total 2009 volume of 3.9 billion shares rose 9% above 2008. ADV for the year was 15.6 million shares. Experienced growth over 2008 in volume, trades and members. 2009: CFE & CBSX 88 177 478 1136 1161 1155 0 250 500 750 1000 1250 1500 2004 2005 2006 2007 2008 2009 CFE Total Volume In Thousands 1.1 3.6 3.9 0 1 2 3 4 5 2007 2008 2009 CBSX Total Volume In Billions

2009: New Products S&P 500 Dividend Index Options (DVS) The first contract of its kind in the U.S., will be listed exclusively at CBOE. Expected launch date is early 2010. Calculated by S&P, the index represents the accumulated ex-dividend amounts of all S&P 500 Index component securities over a specified accrual period. Investors will have the ability to trade the difference between the expected ordinary cash ex-dividend amounts during a specified accrual period and the actual ex-dividend amounts over that time period. Appeal of product: DVS options can dovetail with SPX options Contract can be used independently to take a broad position on the direction of dividend payments of U.S. stocks Contract will appeal to any market participant looking to hedge dividend risk For further information, see www.cboe.com/DVS.

2009: Volatility CBOE, the leading authority in defining and measuring the volatility space, is home to a diverse suite of volatility-related products, including: 9 benchmark indexes, 3 strategy indexes, 1 option contract and 5 futures contracts (www.cboe.com/VIX). After unprecedented volatility in late 2008 (level of 80s), and a range of mid-50s to mid-20s last year, VIX has recently retreated back to the high teens/low 20s (the historical average). Volatility product uses are not limited to volatile markets: - VIX options volume: 33.3M contracts, +28% vs ‘08 - VIX options open interest: 3.2M contracts, +470% vs ‘08 VIX Options Volume Records in 2009 Annual (33.3M contracts) Quarterly (12.0M contracts in 4Q) Monthly (4.4M contracts in December) Monthly ADV (208,199 contracts in November) Single-Day (716,815 contracts on 12/3/09) VIX Futures Volume Records in 2009 Annual (1,144,188 contracts) Monthly (187,628 contracts in October) 5 23 26 33 0 5 10 15 20 25 30 35 40 2006 2007 2008 2009 VIX Options Total Annual Volume In Millions

2009: Benchmark Indexes Return and Volatility for Select Indexes ATM BuyWrite OTM BuyWrite PutWrite Large-cap Small-cap Treasury Commodity BXM - CBOE S&P 500 BuyWrite Index BXY- CBOE S&P 500 2% OTM BuyWrite PUT - CBOE S&P 500 PutWrite Index S&P 500 Russell 2000 Citigroup 30-yr Treasury S&P GSCI BXM BXY PUT S&P 500 Rus2000 30-Yr Tr S&P GSCI One-Year Annualized Return 25.9% 32.2% 31.5% 26.5% 27.2% -25.9% 13.5% Three-Year Annualized Return -1.4% -1.2% 1.8% -5.6% -6.1% 4.9% -6.9% Five-Year Annualized Return 2.5% 3.3% 5.3% 0.4% 0.5% 4.4% -3.0% Ten-Year Annualized Return 2.6% 2.5% 4.8% -0.9% 3.5% 7.0% 5.1% Annualized Return Since 30-Jun-86 9.4% 10.7% 9.1% 7.8% 6.8% 7.8% One-Year Standard Deviation 14.1% 16.8% 12.6% 22.3% 29.4% 18.6% 24.5% Three-Year Standard Deviation 15.9% 17.8% 15.9% 19.9% 25.2% 18.6% 31.1% Five-Year Standard Deviation 12.6% 14.3% 12.5% 16.0% 21.4% 15.7% 28.2% Ten-Year Standard Deviation 12.2% 14.0% 12.0% 16.1% 21.5% 13.8% 25.3% Standard Deviation Since 30-Jun-86 11.2% 10.3% 15.8% 20.0% 11.7% 20.7% Total return indexes, for periods ending Dec. 31, 2009 Sources: CBOE and Bloomberg

2009: Initiatives/Updates C2 - CBOE’s New All-Electronic Exchange C2 received SEC approval December 2009. C2 will be capable of supporting all CBOE products and will be housed in the Equinix Data Center in Secaucus, NJ. Timing of launch is still TBD. Rollout of the platform is being influenced by industry issues, including new symbology initiative and the SEC examination (and potential outcomes) of various market structure issues. We need clarity on these regulatory issues before we can move forward. Market model is still TBD. Model may vary product by product, with different algos for each. Some products may be better suited for different models.

2009: Initiatives/Updates (cont’d) FLEX: Attracting OTC Participants to Exchange-Traded Markets CBOE FLEX options volume grew from 967,000 contracts in 2008 to a record 3.52 million contracts in 2009. However, use of exchange-traded markets by OTC participants is still modest relative to expectations for greater use after the market collapse in 2008. CBOE has undertaken efforts to facilitate the customization requirements of OTC users while adding benefits of exchange-traded markets. FLEX options (created by CBOE in 1993) have customizable features found in OTC products, with exchange-traded safeguards and are easier to maneuver than OTC transactions – no cumbersome ISDA agreements, etc. CBOE catering to OTC clients: 1) CFLEX, developed in 2007 as the first Internet-based execution system for electronic trading of FLEX options, offers fast, anonymous order handling. (www.cboe.com/institutional/cflex.aspx) 2) Last year, CBOE eliminated blackout dates for FLEX options, making way for options trading on key dates. 3) CBOE also has recently submitted a proposal to the SEC to lower the size of FLEX contracts to meet OTC user needs. Recent CBOE initiatives include working with large insurers -- natural buyers of options -- who are gradually learning how to customize strike prices and expiration dates with FLEX options, and recognize the ease of doing so. Regulatory obstacles remain that hinder exchanges’ competitiveness with OTC markets (i.e. PM settlement in SPX).

2009: Regulatory Perspective CBOE’s Stance Exchange markets worked well during the financial meltdown. There’s been a disproportionate amount of scrutiny on market structure issues in regulated markets. Flash Trading Options markets are different from the equities markets: options customers have a choice of venue; flash is a useful tool; banning flash trading in options would harm investors. Dark Pools Bigger issue for equity space than options, where SEC mandates all orders must be displayed and reported to the market. From exchanges’ perspective, dark pools do not share many of the industry expenses (regulatory, etc.) that exchanges are required to absorb. Short Sales Legitimate short selling is an integral market function that enhances price discovery, increases liquidity, and facilitates hedging and other risk management activities. Options market makers must have the ability to efficiently hedge the risks they assume. CBOE continues to advocate for an options market maker exemption. High Frequency Trading Issue is not new to the options space, which is more quote-driven than equities. CBOE wants all market participants to have the opportunity to interact fairly and transparently.

CBOE Newsroom cboenews.com is a newly launched multi-media newsroom that will house information and perspective relative to the latest industry issues and Exchange markets/products.

CBOE CORPORATE COMMUNICATIONS Carol Kennedy Vice President, Corporate Communications 312.786.7323 kennedyc@cboe.com Gail Osten Director, Corporate Communications 312.786.7123 osten@cboe.com Gary Compton Director, Corporate Communications 312.786.7612 comptong@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. ("CBOE Holdings") has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated ("CBOE"), without charge, at the SEC's website, www.sec.gov, and the companies' website, www.cboe.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.